UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Completes Acquisition of PT. NAGATA OPTO INDONESIA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on September 9, 2015, in Kyoto, Japan

Nidec Completes Acquisition of PT. NAGATA OPTO INDONESIA

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) announced that Nidec Sankyo Corporation (“Nidec Sankyo”), the Company’s subsidiary, completed the acquisition of full ownership of PT. NAGATA OPTO INDONESIA (“NAGATA INDONESIA”), a manufacturer of glass lenses for automotive cameras, from its founding family on September 8, 2015 (the “Transaction”). As a result of the Transaction, NAGATA INDONESIA became a consolidated subsidiary of Nidec as outlined below:

1.

Outline of NAGATA INDONESIA

(1)	Company Name:	PT. NAGATA OPTO INDONESIA
(2)	Headquarters:	Bogor, West Java, Indonesia
(3)	Foundation:	June 23, 2009
(4)	Board of Commissioners:
	Director (non-executive):	Toshihiro Seki (President of PT. NIDEC SANKYO PRECISION INDONESIA)
	Director:	Kazuhiro Shimazu (former President of NAGATA INDONESIA)
	President Director:	Eiji Yanagihara (General Manager of Production Department of NIDEC SANKYO (DONGGUAN) PRECISION CORPORATION)
	Commissioner (non-executive):	Shinichi Shimizu (Factory Manager of PT. NIDEC SANKYO PRECISION INDONESIA)
(5)	Principal Business:	Glass lens processing
(6)	Employees:	306 (as of June 30, 2015)

2.

Purpose of Transaction and Future Operation Policy

NAGATA INDONESIA has the strength in glass lenses processing for automotive cameras. In the business of automotive camera lens units, on which Nidec Sankyo places strategic emphasis, the demand for glass lens units used for sensors is expected to increase as such application requires high precision in harsh operational environments. This transaction allows Nidec Sankyo to gain in-house production capabilities of glass lenses, which will enhance profitability of its automotive lens unit business. Furthermore, by meeting growing market demand, Nidec Sankyo intends to accelerate the further growth of the automotive business, one of the Nidec Group’s strategic focus areas.

3.

Effect on Financial Performance for the Current Fiscal Year

The Transaction is expected to have no significant impact on the Company’s consolidated financial performance for the fiscal year ending March 31, 2016. The Company will make additional disclosure on a timely basis in accordance with the rules of the Tokyo Stock Exchange and the New York Stock Exchange upon determination of further details.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions particularly in the automobile and related product markets, shifts in technology or user preferences for particular technologies, and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as may be required by law.

-###-